Mail Stop 4561

July 21, 2008

John P. Broderick
Chief Financial Officer
Cicero Inc.
8000 Regency Parkway, Suite 542
Cary, NC 27518

> **Re:** **Cicero Inc.**
> **Registration Statement on Form S-1**
> **Filed June 24, 2008**
> **File No. 333-151893**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **Filed May 15, 2008**
> **File No. 000-26392**

Dear Mr. Broderick:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Registration Fee Table

1. Your fee table indicates that you are seeking to register 188,285 warrants, whereas your prospectus appears to seek to register for resale shares of common stock underlying

warrants, and not the warrants themselves. Please revise your fee table as necessary, or advise.

Selling Stockholders, page 10

2.   Please expand the filing to describe the material transactions and relationships between Cicero and each of the selling stockholders during the past three years. See Item 507 of Regulation S-K. The transactions whereby the currently outstanding shares to be resold were issued and the preferred stock and warrants relating to underlying shares to be resold were issued should be described in materially complete terms. Please revise the Selling Stockholder section to disclose, or to cross-reference disclosure of, the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares of common or preferred stock or warrants received by them. It should be clear from your disclosure how each selling stockholder received the shares, and/or shares it may receive upon conversion of preferred stock or exercise of warrants, being offered for such selling stockholder's account.

3.   Please disclose, if true, that there are no registered broker-dealers among the selling stockholders. Please also disclose whether there are any affiliates of registered broker-dealers among the selling stockholders and, if so, whether their shares were acquired in the normal course of business and whether there were any agreements to resell these shares at the time they were acquired. If you cannot make these statements with respect to any selling stockholder that is an affiliate of a broker-dealer, such selling stockholder should be named as an underwriter in the prospectus.

Part II

Item 17. Undertakings

4.   Please revise this section to include the undertaking required by Item 512(h) of Regulation S-K. We note in this regard that you have included the language called for by Item 512(h) on page 54 of the prospectus. While we do not object to the inclusion of this language in the prospectus, you should nevertheless properly include the language as an undertaking in Item 17 of Part II of your registration statement.

Exhibits

Exhibit 5.1, Legal Opinion of Golenbock Eiseman Assor Bell & Peskoe LLP

5.   Your prospectus seeks to register for resale shares of common stock issuable upon conversion of outstanding convertible preferred stock, but the legal opinion filed as Exhibit 5.1 to the registration statement does not address such shares. Please have counsel file a revised legal opinion that includes its opinion with respect to the shares of common stock

issuable upon conversion of the preferred stock, or advise. Note also that the legal opinion should be provided as of a date as close as possible to requested effectiveness of the registration statement.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 9A. Controls and Procedures

(c) Management's Assessment of Internal Control over Financial Reporting, page 27

6. Please explain more clearly how your management concluded that your system of internal control over financial reporting was effective as of December 31, 2007, given your disclosures that (i) management was unable to complete its testing to determine that identified controls were effective, and (ii) management is aware of a lack of segregation of duties.

7. Please revise your filing to include the disclosure called for by Item 308T(c) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Item 4. Controls and Procedures

(b) Changes in Internal Control over Financial Reporting, page 19

8. You state that there was no "significant" change in your internal control over financial reporting during the quarter covered by your Form 10-Q that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please be advised that Item 308 of Regulation S-K requires disclosure of any change in internal control over financial reporting identified that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In your response letter, please confirm that there were no changes that materially affected or were reasonably likely to materially affect your internal control over financial reporting during the quarter ended March 31, 2008. In addition, confirm that your future periodic filings will include language consistent with Item 308(c) of Regulation S-K.

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As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Similarly, in connection with responding to our comments on your periodic reports, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may contact Mark P. Shuman, Branch Chief – Legal, if you thereafter require assistance.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (212) 754-0330
        Lawrence M. Bell, Esq.
        Carl Vandemark, Esq.
        Golenbock Eiseman Assor Bell & Peskoe LLP